                                                    ----------------------------
                                                             OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number:    3235-0145
                                                    Expires: August 31, 1999
                                                    Estimated average burden
                                                    hours per response...14.90
                                  UNITED STATES     ----------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                           First Western Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $5.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    337505101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              Marty E. Adams, President and Chief Operating Officer
                            Sky Financial Group, Inc.
                             221 South Church Street
                            Bowling Green, Ohio 43402
                                 (419) 327-6300

                                   Copies to:

       W. Granger Souder, Esq.                M. Patricia Oliver
       Sky Financial Group, Inc.              Squire, Sanders & Dempsey L.L.P.
       221 South Church Street                4900 Key Tower
       Bowling Green, Ohio  43402             127 Public Square
       (419) 327-6300                         Cleveland, Ohio 44114-1304
                                              (216) 479-8500


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)
CUSIP No.   337505101
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Sky Financial Group, Inc.
                  IRS # 34-1372535
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group

                  (a)
                     -----------------------------------------------------------
                  (b)
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

         3.       SEC Use Only
                               -------------------------------------------------
--------------------------------------------------------------------------------

         4.       Source of Funds         WC
                                            ------------------------------------
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                       -----------------------------------------
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization     Ohio
                                                       -------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Number of Shares   7.  Sole Voting Power up to 2,269,357 as of December 15,
Beneficially           1998, subject to adjustment so as to constitute 19.9% of
Owned by               outstanding Common Stock*
Each Reporting     -------------------------------------------------------------
Person With
                   8.  Shared Voting Power     None
                                           -------------------------------------
                   -------------------------------------------------------------
                   9.  Sole Dispositive Power up to 2,269,357 as of December 15,
                                              ----------------------------------
                       1998, subject to adjustment so as to constitute 19.9% of
                       --------------------------------------------------------
                       outstanding Common Stock*
                       ---------------------------------------------------------
                   -------------------------------------------------------------
                   10. Shared Dispositive Power   None
                                                --------------------------------
--------------------------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person up to
                                                                          -----
             2,269,357 as of December 15, 1998, subject to adjustment so as to
             -------------------------------------------------------------------
             constitute 19.9% of outstanding Common Stock*
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)    up to 19.9%
                                                                 --------------
--------------------------------------------------------------------------------

         14. Type of Reporting Person    CO
                                       -----------------------------------------

* Beneficial Ownership of 2,269,357 shares of Common Stock reported hereunder is so being reported solely as a result of the Stock Option Agreement described in
Item 6. The Binding Option (as defined in Item 3) granted pursuant to the Stock Option Agreement has not yet become exercisable. Because the Binding Option will not become exercisable unless and until certain specified events occur, Sky Financial Group, Inc. expressly disclaims beneficial ownership of all such shares.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $5.00 per share ("Common Stock"), of First Western Bancorp, Inc., a corporation formed under the laws of the Commonwealth of Pennsylvania (the "Issuer"), the principal executive offices of which are located at 101 East Washington, New Castle, PA 16101.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) AND (f) This statement is being filed by Sky Financial Group, Inc., an Ohio corporation ("Sky"), which is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The principal business offices of Sky are located at 221 South Church Street, Bowling Green, Ohio 43402. As of the date of this Schedule 13D, Sky provides diversified financial services including banking and trust services. Sky's banking affiliates include Mid American National Bank and Trust Company, Toledo, Ohio; The Citizens Banking Company, Salineville, Ohio; and The Ohio Bank, Findlay, Ohio. The Company's financial services affiliates include Mid Am Recovery Services, Inc., Clearwater, Florida; MFI Investment Corp., Bryan, Ohio; Mid Am Credit Corp., Columbus, Ohio; Mid Am Private Trust, N.A., Cincinnati, Ohio; Mid Am Financial Services, Inc., Carmel, Indiana; Simplicity Mortgage Consultants, Marion, Indiana; Mid Am Title Insurance Agency, Inc., Adrian, Michigan; Sky Technology Resources, Inc., Bowling Green, Ohio; ValueNet, Inc., Lisbon, Ohio; Freedom Financial Life Insurance Company, Phoenix, Arizona; and Freedom Express, Inc., Salineville, Ohio.

         The names of the directors and executive officers of Sky and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

         Other than executive officers and directors, to the best of Sky's knowledge, there are no persons controlling or ultimately in control of Sky.

         (d)-(e) Neither Sky nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Sky nor, to the best of its knowledge, any of the persons listed in
Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the Stock Option Agreement, dated December 15, 1998, by and between Sky and the Issuer (the "Stock Option Agreement") in which Sky acquired a binding option to purchase from the Issuer up to 19.9% (2,269,357 shares as of the date of the Stock Option Agreement) of the Issuer's outstanding Common Stock for a purchase price of $28.50 per share (the "Binding Option"). This acquisition gives Sky deemed beneficial ownership of 19.9% of the Issuer's outstanding Common Stock, thus triggering this reporting requirement. If exercised, Sky will use its working capital to purchase the Common Stock available to it pursuant to the Binding Option.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)-(j)  SUMMARY OF THE TERMS OF THE MERGER AGREEMENT:

         The Issuer has granted to Sky the Binding Option in furtherance of an Agreement and Plan of Merger, dated December 14, 1998, by and between Sky and the Issuer (the "Merger Agreement"), pursuant to which the Issuer will be merged with and into Sky (the "Merger"). The Merger Agreement calls for each outstanding share of Common Stock to be converted in the Merger into 1.211 shares of Sky common stock, without par value, in a tax-free exchange, subject to certain adjustments based on the then current closing price of Sky's common stock on the NASDAQ National Market System. The Articles of Incorporation and the Code of Regulations of Sky that are in effect immediately prior to the effective date of the Merger will become the Articles of Incorporation and the Code of Regulations of the surviving corporation after the Merger. The directors and officers of Sky immediately before the effective date of the Merger, will remain the directors and officers of the surviving corporation; however, the size of the Board of Directors of Sky will be increased from 25 to 27 members to include two persons who were members of the Issuer's Board of Directors immediately before the effective time of the Merger.

         Upon consummation of the Merger, the Common Stock will be delisted from trading on the NADSAQ National Market System, where it currently trades under the symbol "FWB," and the Issuer will no longer be required to file periodic reports under Section 12(b) of the Act (although the Issuer may have continuing reporting obligations under Section 15(d) of the Act by reason of various outstanding debt securities).

         The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuer pending consummation of the Merger. Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Merger by the holders of shares of Common Stock, approval of the issuance of shares of Sky common stock in accordance with the terms of the Merger Agreement by the holders of shares of Sky common stock, the receipt of certain regulatory approvals, and the satisfaction of certain other customary conditions set forth in the Merger Agreement.

         A copy of the Merger Agreement (including the form of Stock Option Agreement as an exhibit thereto) was filed as an exhibit to Sky's Report on Form 8-K filed December 14, 1998 and is incorporated herein by reference. The Stock Option Agreement is filed herein. The summary of the terms of the Merger Agreement and the Stock Option Agreement contained in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Sky may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Binding Option. As provided in the Stock Option Agreement, Sky may exercise the Binding Option only upon the happening of one or more events, none of which has occurred. (See Item 6.) If the Binding Option were exercised, the shares of Common Stock issuable to Sky would represent 19.9% of the currently issued and outstanding shares of Common Stock. Sky has no right to vote or dispose of the shares of Common Stock subject to the Binding Option and expressly disclaims beneficial ownership of all such shares. Except as set forth above, neither Sky nor, to the best of its knowledge, any of the persons listed in Schedule I beneficially owns any shares of Common Stock.

         (b) If Sky were to exercise the Binding Option, it would have sole power to vote and, subject to the terms of the Stock Option Agreement, sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Binding Option.

         (c) Sky acquired the Binding Option in connection with the Merger Agreement. (See Item 4). Neither Sky nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Sky has entered into the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer:

                  STOCK OPTION AGREEMENT. On December 15, 1998, Sky entered into a Stock Option Agreement with the Issuer, whereby Sky was granted a Binding Option to purchase up to 19.9% of the Company's outstanding Common Stock (2,269,357 shares as of the date of the Stock Option Agreement) at an exercise price of $28.50 per share. Sky may exercise the Binding Option at any time or from time to time upon the occurrence of a "Purchasing Event." A Purchasing Event is defined as:

                  (i) the Issuer entering into an agreement with any person to merge, consolidate or any other similar transaction for the purchase, lease or acquisition of all or substantially all of the assets of the Issuer or for the purchase or acquisition of securities representing 20% or more of the voting power of the Issuer;

                  (ii) any person (other than Sky) having acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock after the date of the Stock Option Agreement;

                  (iii) any person having made a bona fide takeover proposal to the Issuer by public announcement or written communication that is or becomes the subject of public disclosure, and, following such bona fide takeover proposal, the stockholders of the Issuer vote not to adopt the Merger Agreement between Sky and the Issuer;

                  (iv) the Issuer shall have willfully breached the Stock Option Agreement in any material respect, which breach shall not have been cured within 15 days after notice thereof;

                  (v) the Issuer shall have breached the Merger Agreement between Sky and the Issuer following a bona fide takeover proposal;

                  (vi) the shareholders of the Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting or such meeting shall not have been held in violation of the Merger Agreement; or

                  (vii) the Issuer's Board of Directors shall have withdrawn or modified in any manner adverse in any respect to Sky, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement or the Issuer or a subsidiary of the Issuer shall have authorized, recommended, or proposed an agreement to engage in an acquisition transaction with any person other than Sky or a subsidiary of Sky.

                  In the event Sky elects to exercise the Binding Option, Sky must send written notice to the Issuer specifying the total number of shares it will purchase and the place and date, not earlier than three business days nor later than 60 business days after the notice date, for the closing of such purchase. At the closing, Sky must pay to the Issuer the aggregate purchase price for the Common Stock purchased in immediately available funds by wire transfer. Simultaneous with the delivery of funds, the Issuer must deliver to Sky certificates representing the number of shares of Common Stock purchased.

                  The Issuer has represented that it will at all times maintain sufficient authorized but unissued shares of Common Stock so that the option may be exercised without authorization of additional shares of Common Stock. Furthermore, the Issuer has agreed that, in the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the option, and the purchase price per share, will be adjusted appropriately.

                  The Binding Option may be terminated in any of the following manner:

                  (i) by mutual consent of Sky and the Issuer;

                  (ii) by either Sky or the Issuer if the Federal Reserve Board shall have issued an order denying approval of the affiliation of Sky and the Issuer or if any other governmental entity shall have issued a final permanent order enjoining or otherwise prohibiting consummation of the affiliation;

                  (iii) by either Sky or the Issuer if the affiliation has not been consummated on or before September 30, 1999;

                  (iv) by either Sky or the Issuer if no Purchase Event has occurred and the either Sky's or the Issuer's stockholders have failed to approve the affiliation;

                  (v) by Issuer, if, on or prior to January 31, 1999, Issuer terminates the Merger Agreement pursuant to the provisions of 8.01(g) thereof; or

                  (vi) by Issuer, if, on or prior to January 31, 1999, Sky terminates the Merger Agreement pursuant to the provisions of 8.01(f) thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of December 14, 1998, by and between Sky Financial Group, Inc. and First Western Bancorp, Inc. (Reference is made to Exhibit 2 to Sky's Report on Form 8-K filed December 14, 1998, which Exhibit is incorporated herein by reference.)

2. Stock Option Agreement, dated as of December 15, 1998, by and between Sky Financial Group, Inc. and First Western Bancorp, Inc.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1998   SKY FINANCIAL GROUP, INC.


                               By: /s/  Marty E. Adams
                                   ---------------------------------------------
                                    Name:  Marty E. Adams
                                    Title: President and Chief Operating Officer

                                  EXHIBIT INDEX

Exhibit
-------

2 Agreement and Plan of Merger, dated as of December 14, 1998, by and between Sky Financial Group, Inc. and First Western Bancorp, Inc. (Reference is made to Exhibit 2 to Sky's Report on Form 8-K filed December 14, 1998, which Exhibit is incorporated herein by reference).

99 Stock Option Agreement, dated as of December 15, 1998, by and between Sky Financial Group, Inc. and First Western Bancorp, Inc.

                                   SCHEDULE I
                                   ----------

          DIRECTORS AND EXECUTIVE OFFICERS OF SKY FINANCIAL GROUP, INC.
          -------------------------------------------------------------

         The names, business addresses and present principal occupations of the directors and executive officers of Sky Financial Group, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 221 South Church Street, Bowling Green, Ohio 43402. The business address of each of the directors of Sky Financial Group, Inc. is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

DIRECTORS
---------

MARTY E. ADAMS
President, Chief Operating Officer and Director of Sky Financial Group.

GERALD D. ALLER
President, Aller's Pharmacy, Inc., a retail pharmacy
127 N. Main Street
North Baltimore, OH 45872

DAVID A. BRYAN
Partner in the law firm of Wasserman, Bryan, Landry & Honold
405 N. Huron, 300 Inns of Court Building
Toledo, OH 43604

KEITH D. BURGETT
Veterinarian and owner of Carrollton Animal Hospital and owner of Burgett Angus Farms
1225 Canton Road
Carrolton, OH 44615

GEORGE N. CHANDLER II
Vice President-Reduced Iron, Cleveland-Cliffs, Inc.
1100 Superior Avenue
Cleveland, OH 44114

WILLARD L. DAVIS
President of SPM Fleet Services, Inc., an auto leasing company, and Vice President of State Park Motors, Inc., an auto dealership, both in Wintersville, Ohio. Mr. Davis is also co-owner of Cardinal Motors, Inc., an auto dealership in Cadiz, Ohio.
P.O. Box 2328
Wintersville, OH 43953

DAVID R. FRANCISCO
Chairman, Chief Executive Officer and Director of Sky Financial Group.

DEL E. GOEDEKER
Vice President/Corporate Development of Tuscarora, Inc.
200 Geneva Drive
Aliquippa, PA 15001

D. JAMES HILLIKER
Vice President, Better Food Systems, Inc., a company that owns and operates Wendy's Restaurant franchises.
101 West Columbus Avenue
Bellefontaine, OH 43311

RICHARD R. HOLLINGTON, JR.
Senior Partner in the law firm of Baker & Hostetler LLP
3200 National City Center, 1900 East 9th Street
Cleveland, OH  44114

FRED H. JOHNSON, III
Director and President of Summitcrest, Inc., a cattle farm
Box 5
Summitville, OH 43962

H. LEE KINNEY, Senior Vice President, Citizens Banking Company
100 North Fourth Street
Steubenville, OH 43952

GERARD P. MASTROIANNI
President of the Buckeye Village Market, Inc., a grocery store chain, and President of Alliance Ventures, a real estate holding company
1800 West State Street
Alliance, OH  44601

MARILYN O. MCALEAR
Vice President and Treasurer, Service Spring Corp, a manufacturer of spring products
4370 Martin-Moline Road
Millbury, OH 43557

JAMES C. MCBANE
Vice Chairman of Sky Financial Group, Principal and Chief Executive Officer of McBane Insurance Agency, Inc.
School Street-Box 340
Bergholz, OH 43908

KENNETH E. MCCONNELL
Owns/operates McConnell's Farms and is a partner in McConnell's Farm Market, a meat market
2189 State Route 43
Richmond, OH 43944-9732

THOMAS S. NONEMAN
President, Tomco Plastic, a custom plastic injection molding manufacturer 730 East South Street
Bryan, OH 43506

EDWARD J. REITER
Senior Chairman of Sky Financial Group

PATRICK W. ROONEY
Chairman of the Board, President and CEO, The Cooper Tire Company
701 Lima Avenue
Findlay, OH 45840

EMERSON J. ROSS, JR.
Manager of Corporate Community Relations, Owens-Corning Fiberglas, a manufacturer of building materials and composite products
Fiberglas Tower, 19th Floor
Toledo, Ohio 43659

DOUGLAS J. SHIERSON
Private Investor
555 Budlong
Adrian, MI 49221

C. GREGORY SPANGLER
Chairman and CEO, Spangler Candy Company, a manufacturer of candy products 400 North Portland Street, PO Box 71
Bryan, OH 43506

ROBERT E. STEARNS, DDS
Dentist, Drs. Stearns and Zouhary, DDS, Inc.
849 Dixie Highway
Rossford, OH 43460

GLENN F. THORNE
President and CEO of Thorne Management, Inc., which owns and operates supermarkets in Ohio and Pennsylvania and a leasing company in Ohio. Manager of Bias Realty, Ltd., which owns and operates a supermarket and commercial rental properties in Ohio. General partner of CPW Properties, Ltd., which owns and operates commercial and residential properties in Ohio.
1452 Franklin Avenue
Salem, OH 44460

JOSEPH N. TOSH, II
President and Chief Executive Officer of Century National Bank, a subsidiary of Sky Financial Group
One Century Place
Rochester, PA 15074


OFFICERS
--------

FRANK J. KOCH
Executive Vice President/Credit Administration
10 East Main Street
Salinevile, OH 43945

W. GRANGER SOUDER
Executive Vice President/General Counsel

KEVIN T. THOMPSON
Executive Vice President/Chief Financial Officer












                                       8